Exhibit 10.41

Sale and Purchase Agreement

This agreement is entered into this 12TH day of August, 2004

BY AND AMONG

•	RÜTGERS RAIL S.p.A., a company duly organized and existing under the laws of Italy, having its registered office in 83100 Avellino, at Via Pianodardine, Fiscal Code 01905290167 hereinafter referred to as “Seller” or “Rütgers Rail SpA”, which is subject to the direction and co-ordination of Rütgers AG, a German company with its registered office in Essen (Germany) hereby represented by Dr. Bertrand Falque (President of the Board of Directors of Seller) and Dr. Thomas Altenbach, (member of the Board of Directors of the Seller).

- on one side -

AND

•	WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION, a company duly organized and existing under the laws of Delaware, having its principal office at 1001 Air Brake Avenue, Wilmerding, PA 15148, (hereinafter referred to as “Purchaser”), hereby represented by Mr. Anthony J. Carpani, duly authorized;

- on the other side -.

Seller and Purchaser are also severally referred to as “Party” and collectively as “Parties”.

RECITALS

A.	Whereas, Seller is in the business of designing, developing, manufacturing, marketing and selling in Europe brake shoes, brake pads and related products and windows and interior fittings for rail cars (the “Business”).

B.	Whereas, Purchaser wishes to purchase (directly or indirectly through a subsidiary) from Seller, and Seller wishes to assign, convey and transfer to Purchaser, substantially all of the assets and properties held by Seller primarily relating to, used or held for use in connection with the Business upon the terms and subject to the conditions hereinafter set forth;

NOW, THEREFORE, the Parties hereby agree as follows:

ARTICLE 1

Premises, Enclosures and Schedules

The above recitals, as well as the enclosures and Schedules annexed to this Agreement and referred herein shall form an integral and substantial part hereof, and shall be binding upon the Parties.

ARTICLE 2

Certain Definitions

In addition to any other term defined in other parts of this Agreement, the following terms shall have, for the purposes of this Agreement, the meanings set forth below.

2.0	“Accounting Principles” shall mean: (i) as to RÜTGERS Rail SpA, the Italian Accounting Principles (as defined below), which have been consistently applied by RÜTGERS Rail SpA in respect of its last 2 (two) audited annual financial statements; (ii) as to any Subsidiary incorporated in a jurisdiction other than Italy, the accounting principles generally accepted in the country in which the relevant company is incorporated, as consistently applied (in the case of Abex Rail S.A. in respect of its last 2 (two) audited annual financial statements), (iii) in all cases as amended and supplemented by the accounting principles and the application and construction criteria set forth in Schedule 2.0 hereto, provided that, however, in any case such principles shall be sound and correct and applied in compliance with applicable Legal Requirements and (iv) Seller’s past practices consistently applied.

2.1	“Affiliate” shall mean any entity or individual that directly or indirectly controls, is controlled by or is under common control with another entity or individual. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of an entity whether through ownership of voting securities, by contract or otherwise.

2.2	“Agreement” shall mean this agreement for the purchase and sale of the Business.

2.3	“Business Days” shall mean the days in which banks in Milan, Italy, are open for business.

2.4	“Cash” shall mean at the relevant date, the aggregate consolidated amount of any cash at hand and cash equivalents of Seller and the Subsidiaries. “Cash equivalents” shall include, without limitation, any cheques, deposits with banks and other financial institutions, marketable securities of any kind (whether debt, equity or other), money market funds, other liquid and marketable investments, or marketable shares in other investment funds. Cash shall also include any pre-payment of any tax made by the Seller and the Subsidiaries prior to the Effective Date with respect to any tax period ending after the Effective Date as specifically described on Schedule 2.4.

2.5	“Closing” shall mean the actual transfer and delivery of the Assets to Purchaser and/or any person indicated by the Purchaser pursuant to Article 2.15, as well as the other actions set forth under Article 7.

2.6	“Effective Date” shall mean 23.59 hours of the day before the day on which the Closing occurs.

2.7	The “Effective Date Net Worth” shall be calculated on the basis of the Effective Date Consolidated Balance Sheet, applying the same criteria as applied in the calculation of the Reference Date Net Worth.

2.8	“Financial Statements” shall mean the audited financial statements of Seller together with the report thereon of PricewaterhouseCoopers LLP, independent certified accountants, and Abex Rail S.A., together with the report thereon of KPMG, independent certified accountants, prepared in accordance with the respective Italian or French Accounting Principles as of and for the year ended December 31, 2003, as well as the unaudited pro forma financial statements of the Rütgers Rail GmbH and the pro forma consolidated financial statements of Seller, Abex Rail S.A. and Rütgers Rail GmbH, together with the report thereon of PricewaterhouseCoopers LLP, independent certified accountants, (the balance sheet included in such pro forma consolidated financial statements is hereinafter also referred to as “pro forma consolidated Reference Date Balance Sheet”) and all attached under Schedule 2.8 hereto.

2.9	“Independent Accountant” shall mean the firm of certified accountants named PricewaterhouseCoopers LLP, failing acceptance by such firm, the firm of certified accountants named Deloitte & Touche, failing acceptance by such firm, the firm of certified accountants KPMG.

2.10	“Italian Accounting Principles” shall mean the Italian generally accepted accounting principles of the Consigli Nazionali dei Dottori Commercialisti e dei Ragionieri, and in the lack of any such principles, the accounting principles of the International Accounting Standards Committee (IASC) consistently applied.

2.11	“Legal Requirement” shall mean any binding international, national, regional, provincial or local law, regulation or treaty.

2.12	“Liability” shall mean with respect to any person or entity, any liability or obligation of such person or entity of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such person or entity.

2.13	“Material Adverse Change” shall mean the occurrence of any events or changes that result in, or may be reasonably likely to result in, (1) a loss, destruction or decrease in value (other than normal wear and tear) of the assets of the Business, (2) additional Liabilities of the Business (other than Excluded Liabilities and other than contracts entered into in the ordinary course of business), (3) an effect on the results of operations or financial condition of the Business as a whole or (4) changes in the Contracts, provided, that any of (i) through (iv) shall have a negative net effect individually of at least Euro 500,000, and in the aggregate of at least Euro 1,400,000. For purposes of calculating the effects of such events or changes, the following principles shall apply: (i) the net aggregate effect of the changes or events shall be measured based on a 24 month period beginning on the date of Closing, (ii) the individual net effect of any individual changes or events shall be measured based on any rolling twelve (12) month period within the 24 month period beginning on the date of Closing, (iii) a delay of a Contract of no more than 12 months shall not be considered to be a “negative effect,” and (iv) “Material Adverse Change” shall not include any change or effect attributable to general economic or industry conditions. “Net effect” shall mean any negative effect offset by any new Contracts entered into prior to Closing.

2.14	“Proceeding” shall mean any action, arbitration, audit, hearing, investigation, litigation or suit (whether civil, criminal, administrative, judicial or investigative) commenced, brought, conducted or heard by or before any governmental body or arbitrator.

2.15	“Purchaser” shall mean Westinghouse Air Brake Technologies Corporation, as better identified above, and/or that other entity controlled by Purchaser, in any case being part of its group, which Purchaser reserves the possibility and right to designate according to Article 1401 of the Italian Civil Code, by and no later than fifteen (15) Business Days prior to Closing (hereinafter referred to as the “Designated Purchaser”). Upon such designation and relevant acceptance by the Designated

Purchaser, all and any of Purchaser’s rights and all and any of Purchaser’s obligations deriving from this Agreement shall be respectively automatically transferred and assigned to the Designated Purchaser, effective as of the date hereof, as if the Designated Purchaser originally executed this Agreement in place of Purchaser, it being understood that Purchaser shall not be released of any of its obligations under this Agreement and shall be jointly and severally liable with the Designated Purchaser with respect to the Seller for any obligations arising from this Agreement.

2.16	“Reference Date” shall mean December 31, 2003.

2.17	“Reference Date Net Worth” shall mean the amount equal to the difference between (i) the amount shown on the pro forma consolidated Reference Date Balance Sheet under the heading “Total Assets” (disregarding any items reflected on the pro forma consolidated Reference Date Balance Sheet not transferred to Purchaser) and (ii) the amount shown on the pro forma consolidated Reference Date Balance Sheet under the heading “Total Liabilities” (disregarding any Liabilities that are not Assumed Liabilities, even if reflected on the pro forma consolidated Reference Date Balance Sheet).

2.18	“Schedule” shall mean any schedule attached to this Agreement.

2.19	“Seller” shall have the meaning set forth in the Preamble.

2.20	“Sellers’ Knowledge” shall mean the knowledge of any member of the Board of Directors of Seller and the Subsidiaries and Thomas Altenbach, Michael Delansaye, Bertrand Falque, Dr. Ing Sergio Russo, Karl Kever and Juergen Schroeder.

2.21	“Subsidiary” shall have the meaning set forth in Section 3.1(n).

2.22	“Tax” shall mean any form of taxes, assessments, charges, duties, fees, levies or other governmental charges including those relating to income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added and all other taxes of any kind levied pursuant to any applicable law by any governmental, regional, provincial or local government or municipality together with any interest or penalty thereto, but excluding any deferred tax.

2.23	“Tax Asset” shall mean any credit or tax item that can be carried forward or back as a tax loss to reduce any Tax.

2.24	“Tax Authority” shall mean any governmental authority in charge of imposing any Tax.

2.25	“Tax Period Before Effective Date” shall mean any Tax assessment period ending on or before the Effective Date.

2.26	“Tax Refund” shall mean any repayment of any Tax received by any Party and any claim for repayment of any Tax assessed in favour of any Party by a Tax Authority.

2.27	“Tax Return” shall mean any return or declaration relating to any Tax, which must be made to a Tax Authority under applicable laws.

2.28	“Tax Saving” shall mean any decrease of any assessed Tax, including any increase of loss carry forwards, any depreciable, amortizable or accruable item or amount relevant for the assessment of any present or future Tax, or any corporation tax credit.

2.29	“Transfer Agreements” shall mean the final agreements of sale and purchase of the Assets and Assumed Liabilities to be executed between the Seller and the Purchaser in accordance with the applicable law.

ARTICLE 3

Sale and Purchase of the Assets, Purchase Price

and Other Related Matters

3.1	Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, at Closing, the Seller shall sell, assign and deliver to Purchaser, and Purchaser shall purchase from the Seller, all right, title and interest of the Seller in and to the properties, assets and assignable rights of every nature, kind and description, tangible and intangible (including goodwill), whether now existing or acquired by the Closing (other than the Excluded Assets) primarily relating to, used or held for use in connection with the Business on the Effective Date (collectively, the “Assets”), including without limitation the following items:

(a)	all machinery, equipment, furniture, furnishings, automobiles, trucks, vehicles, tools, dies, molds and parts and similar property (including, but not limited to, any of the foregoing purchased subject to any conditional sales or title retention agreement in favor of any other individual or entity), including those items described on Schedule 3.1(a);

(b)	all inventories of raw materials, work in process, finished products, goods, spare parts, replacement and component parts, and office and other supplies (collectively, the “Inventories”), including without limitation Inventories held at any location controlled by the Seller or the Subsidiaries, Inventories previously purchased by the Seller and in transit to the Seller or the Subsidiaries at such locations or otherwise held on behalf of the Seller at any other location, including those items described on Schedule 3.1(b);

(c)	all rights in and to products sold or leased by the Business (including, but not limited to, products hereafter returned or repossessed and unpaid Seller rights of rescission, replevin, reclamation and rights to stoppage in transit);

(d)	all rights (including any and all IP Rights) in and to any products or applications under research or development prior to or on the Effective Date;

(e)	to the extent the assignment from the Seller to the Purchaser is admitted under applicable statutory or contractual provisions, or the respective other party or parties agree to and do not oppose such assignment, all of the rights of Seller under all contracts, arrangements, licenses, leases and other agreements relating to the Business, including those items described in Schedule 3.1(e) (the “Contracts”) and including, without limitation, the employment relationships with the members of the workforce in Avellino and Montefredane, any right to receive payment for products sold or services rendered, and to receive goods and services, pursuant to such Contracts and to assert claims and take other rightful actions in respect of breaches, defaults and other violations of such Contracts and otherwise;

(f)	all credits, prepaid expenses, deferred charges, advance payments, security deposits and prepaid items relating to the Assets or the Business but excluding all such items of the Seller which fall under the definition of Cash;

(g)	all accounts receivable held by Seller and all notes, bonds and other evidences of indebtedness of and rights to receive payments from any individual or entity held by Seller including those items described in Schedule 3.1(g) but excluding all such items of the Seller which fall under the definition of Cash;

(h)	all intangible rights and property of Seller (including all IP Rights), relating to, used or held for use in connection with the Business, including, but not limited to, rights to sue for and remedies against past, present and future infringements thereof, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide and all tangible embodiments thereof but excluding the name and trademark “Rütgers” (whether used independently or as a component of names or trademarks) pursuant to Section 3.2 (together with all IP Rights included in the other clauses of this Section 3.1, the “Intellectual Property Assets”);

(i)	all books, records, manuals and other materials (in any form or medium) relating to the Business, including, without limitation, all records and materials maintained at any office of Seller or its Affiliates, advertising matter, catalogues, price lists, correspondence, mailing lists, lists of customers, distribution lists, photographs, production data, sales and promotional materials and records, purchasing materials and records, personnel records, manufacturing and quality control records and procedures, blueprints, research and development files, records, data and laboratory books, IP disclosures, media materials and plates, accounting records, sales order files and litigation files, except to the extent any of the aforesaid documents must, under the applicable Legal Requirements, continue to be kept by Seller, in which case, Seller shall provide a copy of such documentation to Purchaser in due course after Closing;

(j)	to the extent their transfer is permitted by law, all permits, licenses, registrations or other instruments issued by any governmental body or agency relating to the Assets or the Business, including all applications therefor;

(k)	all rights to causes of action, lawsuits, judgments, claims and demands of any nature available to or being pursued by Seller with respect to the Business or the ownership, use, function or value of any Asset, whether arising by way of counterclaim or otherwise;

(l)	all guarantees, warranties, indemnities and similar rights in favor of Seller with respect to the Business or any Asset;

(m)	the real property set forth on Schedule 3.1(m) hereto, together with any permits or licenses related thereto, to the extent their transfer is permitted by law; and

(n)	all of Seller’s shares in its subsidiaries (i) Abex Rail S.A., a company duly organized and existing under the laws of France, having its registered office in 18100 Vierzon, 26 Rue de la Société, Fiscal Code and VAT no. FR 30 349 181 479 and a registered share capital of Euro 100,000 which is divided into 2,500 shares, each with a nominal value of Euro 40, of which 2,494 are owned by Seller; and the obligation of Seller to cause the transfer the remaining six shares held by six individuals and (ii) RÜTGERS Rail GmbH, a company duly organized and existing under the laws of Germany, having its registered office in 45329 Essen, at Schnieringshof 10-14, registered with the Companies’ Register of Essen under no. HRB 17485, Fiscal Code and VAT no. DE 813 885 410 (hereinafter referred to as “RÜTGERS Rail GmbH”) and a registered share capital of Euro 25,000 (together, the “Subsidiaries”).

Subject to the terms and conditions hereof, at the Closing, the Assets shall be transferred or otherwise conveyed to Purchaser free and clear of all Encumbrances (as defined in Section 8.2.4(b)) (“Encumbrances”) other than customary title retention rights as specifically described on Schedule 3.1 and the Assumed Liabilities shall be transferred.

3.2	Excluded Assets. Seller will retain and not transfer, and Purchaser will not purchase or acquire, certain retained liabilities (the “Retained Liabilities”) listed on Schedule 3.2(a) and the assets listed on Schedule 3.2(a) including but not limited to, (a) the capital stock of the Seller; (b) the name or trademark “Rütgers”; and (c) the Cash held by the Seller on the Effective Date (collectively, the “Excluded Assets”). The Cash held by the Subsidiaries is addressed by Sections 2.4 (Definitions) and 3.3 and 3.9 of this Agreement

3.3	Provisional Purchase Price, Additional Purchase Price . On the terms and subject to the conditions set forth in this Agreement, Purchaser agrees to pay to Seller € 28,000,000 (Twenty Eight Million Euro) (the “Provisional Purchase Price”) plus an amount equal to the Cash held by the Subsidiaries as of the Effective Date the “Additional Purchase Price”). The Provisional Purchase Price shall be payable to the Seller at the Closing, by wire transfer. The Additional Purchase Price shall be payable according to Section 3.9.

3.4	Allocation of Purchase Price. The Parties agree to allocate the Provisional Purchase Price among the Assets (including goodwill created by the transactions contemplated under this Agreement) and the Liabilities in accordance with an allocation balance sheet/ transfer balance sheet. The Parties shall, and shall cause their respective accountants to begin preparation of this allocation jointly on or before 20th October 2004 and to be updated and finalized within one month after the later date on which the Additional Purchase Price becomes payable and the adjustment, if any, of the Purchase Price according to Article 3.7 has become binding between the Parties.

3.5	Assumed Liabilities. At the Closing, as an effect of the Transfer Agreements, Purchaser shall assume and agree to discharge and perform when due, only the following Liabilities of Seller (collectively, the “Assumed Liabilities”):

(a)	all Liabilities for future performance arising out of the Contracts assigned to the Purchaser pursuant to Article 3.1, including the mandatory severance payment (“trattamento di fine rapporto”) due under Italian employment laws which are inter alia described in Schedule 3.5(a) and any severance liabilities of the Seller toward

Franco Pani under the agency relationship but excluding any Liability arising out of the operation of the Business prior to the Closing such as any warranty or product liability claims;

(b)	any trade account payables of the Business as set forth in the Financial Statements that remain unpaid as of the Effective Date, except for those that are overdue by more than 30 days from the due date as defined in the respective invoice (The overdue-exception does not apply to trade accounts payable which have not been paid yet for the reason of a good faith contestation or set-off relating to the Business). Any trade account payable owed by the Seller to any Affiliate of Seller other than the Subsidiaries shall be excluded, except as set forth on Schedule 3.5(b);

(c)	any trade account payable of the Business incurred after the date of the Financial Statements but on or before the Effective Date in the ordinary course of business consistent with past practices that remains unpaid at the Effective Date, except for those that are overdue by more than 30 days from the due date as defined in the respective invoice (The overdue-exception does not apply to trade accounts payable which have not been paid yet for the reason of a good faith contestation or set-off relating to the Business), as of the Effective Date. Any trade account payable owed the Seller to any Affiliate of Seller other than the Subsidiaries shall be excluded, except as set forth on Schedule 3.5(c);

(d)	Liabilities of the Business under written purchase orders or offers and sales orders or offers relating primarily to the Business, which have not been performed prior to the Effective Date as set forth on Schedule 3.1(a) (Attachments A and B);

(e)	Liabilities for a prorated share (based on relative number of days of ownership) for Taxes arising out of the operation of the Business, which if paid on a timely basis, are due after the Effective Date (the “Assumed Taxes”);

Purchaser shall not be deemed to have assumed or agreed to pay, perform or discharge any Liability of the Seller, its Affiliates or the Business other than the Assumed Liabilities and all such other Liabilities of the Seller or the Business (other than the Assumed Liabilities) shall remain the responsibility of, and shall be retained, paid, performed, and discharged by Seller or its Affiliates (the “Excluded Liabilities”). Where the Purchaser incurs or suffers Losses as a consequence of Excluded Liabilities, Article 9, including Art. 9.2.2, of this Agreement shall apply.

3.6	Transfer Agreement. The sale and purchase of the Business shall be finalized through the Transfer Agreement to be executed at Closing, before an Italian notary and in the Italian language, substantially in the form shown in Schedule 3.6. It is understood that the Transfer Agreements will not supersede nor novate this Agreement. In particular, all clauses of this Agreement providing for any obligation to be performed after Closing shall remain in full force and effect thereafter in accordance with their respective terms without necessity for any of the Parties to reiterate or otherwise confirm its commitment with respect thereto.

3.7	Post-Closing Adjustment.

(a)	As promptly as practicable (but in no event later than forty-five (45) Business Days after the Effective Date), Seller shall deliver to Purchaser a consolidated balance sheet for the Business as of the Effective Date (the “Effective Date Consolidated Balance Sheet”) and an accompanying closing statement (the “Closing Statement”) reasonably detailing Seller’s determination of the Reference Date Net Worth of the Business, the Effective Date Net Worth of the Business and of the difference between the Effective Date Net Worth and the Reference Date Net Worth. It is understood that in preparing the Effective Date Consolidated Balance Sheet, the Accounting Principles used for the preparation of the Financial Statements and Seller’s internal accounting policies and practices shall be applied consistent with past practice. The core of these Accounting Principles are shown in Schedule 2.0. During the said forty-five (45) Business Day period, Purchaser shall grant Seller and its accountants full access upon reasonable notice at all reasonable times during normal business hours to Purchaser’s books and records needed to prepare the Effective Date Consolidated Balance Sheet. The accounting procedures used to prepare the Effective Date Consolidated Balance Sheet shall include, at either Parties’ request, the joint taking of a physical inventory by the Parties and their independent public accountants at the first Business Day after the Effective Date;

(b)	the Effective Date Consolidated Balance Sheet and the calculation of the difference between the Effective Date Net Worth and the Reference Date Net Worth so delivered by Seller shall be final and binding upon the Parties unless a written notice of disagreement with respect thereto (hereinafter referred to as the “Notice of Disagreement”), specifying in detail the nature and reasons of such disagreement, is notified by Purchaser to Seller within forty-five (45) Business Days following the date on which the Effective Date Consolidated Balance Sheet and the calculation of the difference between the Effective Date Net Worth and the Reference Date Net Worth is delivered;

(c)	if a Notice of Disagreement is notified as provided in Paragraph (b) preceding, during a period of thirty (30) Business Days following the delivery of such notice, Seller and Purchaser shall attempt to resolve any disagreement which they may have with respect to any matter specified in such Notice of Disagreement, and to lay down such solution in writing;

(d)	if, at the end of such 30-Business-Day period, any matters remain which are the subject matter of the Notice of Disagreement but on which Seller and Purchaser failed to reach an agreement in writing, then all of such matters to which agreement is not so reached, will, at request of one Party, be submitted to and reviewed by the Independent Accountant;

(e)	the Independent Accountant shall formally accept in writing the mandate to settle and determine the disputed matters as soon as possible after the date on which the disputed matters are submitted to it and – in accepting such mandate – shall expressly undertake in writing to:

(i)	consider only the disputed matters;

(ii)	determine the disputed matters by interpreting, if necessary any agreements between the Parties and making any adjustments required to the calculation of the difference between the Effective Date Net Worth and the Reference Date Net Worth;

(iii)	summarily justify in writing its determinations with respect to each of the disputed matters; and

(iv)	to carry out the above tasks (i) through (iii) within thirty (30) Business Days from the acceptance of the mandate;

(f)	the Independent Accountant shall have access to the books, records, personnel and any other information of the Parties to the maximum extent required, in its reasonable judgment and prior consultation of the Parties, to perform the services contemplated hereby;

(g)	upon resolution of all disputed matters, the Independent Accountant shall deliver to the Parties a revised Reference Date Net Worth and Effective Date Net Worth appropriately adjusted as described in the preceding paragraph (e) (ii);

(h)	the determinations of the Independent Accountant prepared and delivered in accordance with the preceding paragraphs (e) (ii) and (g) shall be final and binding upon the Parties for the purposes of Article 3.8 and shall not be subject to appeal;

(i)	all fees and disbursements of the Independent Accountant due in connection with the resolution of the disputed matters pursuant hereto and with the provision of the services contemplated hereby shall be borne by Purchaser and Seller equally.

3.8	Payment of Adjustment to Purchase Price. Seller and Purchaser shall settle any difference between the (i) Reference Date Net Worth, and (ii) the Effective Date Net Worth as finally agreed among the parties or determined in accordance with Article 3.7 within ten (10) Business Days after the differences between the Reference Date Net Worth and the Effective Date Net Worth has been finally agreed between the Parties or determined in accordance with Article 3.7, as follows:

(a)	If the Effective Date Net Worth is higher than the Reference Date Net Worth, Purchaser shall pay to Seller an amount equal to the excess amount.

(b)	If the Effective Date Net Worth is lower than the Reference Date Net Worth, Seller shall pay to Purchaser an amount equal to the shortfall.

3.9	Payment of the Additional Purchase Price. The Purchaser shall pay to the Seller within twenty (20) Business Days after Closing the Additional Purchase Price.

3.10	Payment modalities. All payments to be made pursuant to this Agreement shall be made in immediately available funds by irrevocable wire transfer to the bank account to be designated in writing by Seller or by Purchaser, as the case may be, at least two (2) Business Days prior to the date on which payment is due.

3.11	Interest. The payments under this Article 3 shall bear interest as follows:

(a)	Any settlement payment pursuant to Article 3.8 shall bear interest at a rate of 6% on the amount of the payment pursuant to Section 3.8 multiplied by the number of days from and including the Effective Date to and including the date on which the amount is paid pursuant to Section 3.8, divided by 365;

(b)	In the case of delay by any Party, the outstanding amount shall bear interest at a rate of 10% per annum from (and including) the due date to (and including) the date of payment.

Interest shall be calculated on the basis of a year of 365 days and shall become payable together with the amount to which it relates.

ARTICLE 4

Pre-Closing Filings

4.1	Each Party covenants and agrees to, and to cause its Affiliates to:

(a)	if required under the law, promptly file, or cause to be promptly filed, with any Italian or foreign agency and/or authority, or any European Union, national or local governmental body and/or agency and/or authority, including but not limited to the competent antitrust authority/ies (hereinafter referred to as the “Antitrust Authority”), all such notices, applications or other documents as may be necessary to consummate the transactions contemplated hereby;

(b)	provide a copy to the other Party of any notices, applications or other documents under (a) above, as well as of receipt of any notice from agency and/or authority, or any European Union, national or local governmental body and/or agency and/or authority, within five (5) Business Days of the date of delivery or receipt, as the case may be; and

(c)	thereafter, diligently pursue all consents or approvals from any such agencies and/or bodies and/or authorities as may be necessary to consummate the transactions contemplated hereby, keeping each other Party duly and timely informed about the relevant process.

4.2	In the event that not all the required antitrust clearances, if any, are issued within four (4) months after the date of this Agreement, then either of the Parties may terminate this Agreement and, in that event, this Agreement (except for the provisions of Articles 11.9 and 11.10) shall cease to have any effect and shall no longer be binding on the Parties.

4.3	In the event that the Antitrust Authority only approves the transactions contemplated hereby imposing specific conditions or restrictions, not satisfactory to Seller or Purchaser, affecting such transactions or any of the Parties, that Party shall have the right to accept or refuse such conditions or restrictions. Should the conditions or restrictions be refused by that Party, the Parties will negotiate in good faith any amendments to this Agreement which may be necessary to make the transactions contemplated hereby suitable for both of them, in view of the conditions or restrictions imposed. If a new agreement is not reached within one month following the date on which the Antitrust Authority has notified its conditional favorable decision, the affected Party may choose not to complete the said transactions, without any liability vis-à-vis the other Party. In this case, this Agreement (except for the provisions of Articles 11.9 and 11.10) shall cease to have any effect and shall no longer be binding on the Parties.

4.4	Should Purchaser come to the conclusion, that no filings with Antitrust Authorities are required, then the Purchaser shall make available to the Seller letters from Purchaser’s counsel stating the non-necessity of any such filings, by and no later than 10th September 2004.

ARTICLE 5

Conditions Precedent to Closing

5.1	Merger Control Clearances. Closing shall be subject to the condition precedent that all required merger control clearances are obtained.

5.2	Board Approvals. Closing shall be subject to the further conditions precedent that (a) both management boards (Vorstände) and both supervisory boards (Aufsichtsräte) of RÜTGERS Aktiengesellschaft and its ultimate parent company RAG Aktiengesellschaft, as well as the board of directors of the Seller have all approved this Agreement (the “Seller’s Board Approvals”) and (b) the Purchaser’s board of directors shall have approved this Agreement (the “Purchaser’s Board Approval”).

5.3	Guarantees. The guarantors as mentioned in the Limited Joinder and Guaranty shall have executed and delivered such Limited Joinder and Guaranty in the form attached as Schedule 5.3.

5.4	Labor Union Notices and Approvals. The Seller and the Purchaser shall have notified each labor union required to be notified under any applicable Legal Requirement and shall have met with such labor unions as required under applicable Legal Requirements; in particular, the Seller and the Purchaser shall have fully complied with the procedure provided under Section 47 of Law 428/1990.

5.5	Customer and Other Approvals. The written consents, waivers, approvals, licenses and authorizations of (i) Trenitalia and (ii) of other third parties as described in Schedule 5.5 shall have been obtained.

5.6	Tax Certificate. Seller shall have delivered to Purchaser the certificate required under Section 10.2.2 of this Agreement.

5.7	Further Conditions Precedent to Parties’ Obligation to Close. The Parties’ respective obligation to sell and purchase the Assets and to pay the Purchase Price and to take the other actions required to be taken by them at the Closing are subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by the Seller or the Purchaser, as the case may be, in whole or in part):

(a)	The other Party’s representations and warranties in this Agreement shall have been accurate in all material respects as of the date of this Agreement, and shall be accurate in all material respects as of the time of the Closing as if then made (after giving effect to the Supplements to the Schedules in accordance with Section 6.2).

(b)	The covenants and obligations that the other Party is required to perform or to comply with pursuant to this Agreement at or prior to the Closing, shall have been duly performed and complied with in all material respects.

5.8	Pre-Closing. If all the conditions precedent set forth in Art. 5.1 to 5.6 are fulfilled except the condition precedent in Art. 5.5 (i) (approval of Trenitalia) and Trenitalia takes the position that it will only conduct the approval procedure on the basis of a notarial agreement not subject to conditions precedent except Trenitalia’s approval, then the Parties will execute such notarial document (and the date on which they will do so shall hereinafter be referred to as “Pre-Closing”). As soon as that condition precedent under Art. 5.5(i) has been fulfilled, the Parties shall proceed to Closing under Article 7.

5.9	Termination. This Agreement may be terminated on written notice by either the Seller or the Purchaser if the Closing shall have not occurred on or before the close of business on January 31, 2005, unless such date shall be extended by the mutual written consent of Seller and Purchaser. A Party shall not have the right to terminate this Agreement under Art. 5.9 in the event that the failure to fulfill such conditions precedent shall be due to the failure of that Party to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing. Upon termination under Art. 5.9, this Agreement (except for the provisions of Articles 6.4, 6.5, 11.9 and 11.10) shall cease to have any effect and shall no longer be binding on the Parties.

ARTICLE 6

Covenants

6.1	Conduct of Seller. From and after the date hereof, and until the Closing, unless otherwise contemplated by this Agreement or consented to by Purchaser in writing, Seller shall, and shall cause the Subsidiaries to:

(a)	conduct the Business in the ordinary and usual course, consistent with past practices;

(b)	pay all accounts and trade payables of the Business when they become due and payable in the ordinary course;

(c)	continue to insure all insured Assets, whether owned or leased, and use, operate, maintain and repair all such Assets in the ordinary and usual course, consistent with past practice;

(d)	use reasonable efforts to preserve its current business organization, keep available the services of its officers, employees, self-employed persons, representatives, suppliers, customers, landlords or any other person or entity having a material business relationship with the Business;

(e)	perform in all material aspects all of its obligations under any Contract and refrain from doing any act or omitting to do any act, or permitting any act or omission, that shall cause a breach of any Contract;

(f)	maintain and keep the facilities, machinery, equipment and other tangible Assets in normal operating condition and repair, except for ordinary wear and tear, in accordance with past practice;

(g)	consult with Purchaser regarding all significant developments, transactions, proposals or agreements relating to the Business and prior to implementing any material operational decision relating to the Business or the Assets;

(h)	not (i) enter into or assume any material contract, arrangement, license, lease or other agreement, (ii) enter into or permit any material amendment, waiver, supplement or modification of any Contract; (iii) grant any increase in the compensation (including incentive, bonus or severance) of any employee employed by the Business (other than regularly scheduled increases, which shall not exceed, in the aggregate, the greater of (A) 5% of such employee’s compensation prior to the date of this Agreement or (B) any increases according to applicable collective labor agreements) or enter into any new, or amend any current, employment agreement, compensation or benefit plan or arrangement or collective bargaining agreement applicable to any employee of the Business; (iv) not take any action or omit to take any action that would result in a Material Adverse Change;

(i)	not (i) incur any Liability on the books or records of the Seller or the Subsidiaries outside the ordinary course of business, consistent with past practice) or (ii) incur or extend the timing of its payment of any payables or other due and accrued Liabilities outside of the ordinary course of business;

(j)	not make any distribution of assets to its shareholders;

(k)	change any payment terms of, or change any payment practices consistent with past practice; or

(l)	grant any Encumbrance upon any of the Assets, except ordinary retention of title in the case of purchases of Assets.

6.2	Notification and Updates to Schedules.

(a)	Seller and Purchaser shall promptly notify to each other in writing should they become aware of the existence or occurrence of any condition which would make any representation or warranty in this Agreement untrue, any breach of any covenant of Seller or Purchaser in this Agreement or which might prevent or delay the Closing.

(b)	Attached hereto is Schedule 6.2(b), which includes a column of schedules to this Agreement entitled “Missing Information” (the “Missing Schedules”). Seller shall provide complete copies of these Missing Schedules to Purchaser on or before September 3, 2004. Purchaser shall be entitled to review and object (but not unreasonably) to any Missing Schedules within five (5) Business Days after Purchaser’s receipt of such Missing Schedules. Seller shall provide to Purchaser’s satisfaction revised Missing Schedules within three (3) Business Days after Seller’s receipt of Purchaser’s objections. Upon the agreement of Purchaser, the Missing Schedules, (as revised under this Article 6.2(b)) shall be incorporated into the Schedules to the Agreement. In addition, Schedule 3.6 (the Transfer Agreements) shall be revised and updated as agreed by counsel to the parties on or before the Closing. Schedule 6.6 shall be updated by September 3, 2004 to include the Subsidiaries’ performance bonds.

(c)	Purchaser shall provide Schedule 5.5 to Seller on or before September 3, 2004; provided, that, such Schedule may only include consents where the third party’s approval is a legal or contractual requirement to the transfer of the applicable Contract from the Seller to the Purchaser.

(d)	Seller shall provide updates of Schedules 3.1(a) (assets), 3.1(b) (inventory) and 3.1(g) (accounts receivable) (the “Financial Schedules”) to the Purchaser to reflect changes in those schedules incurred in the ordinary course of business pursuant to Article 6.1 from the date of this Agreement to the Closing, which shall automatically be deemed to update and replace the prior Financial Schedules.

(e)	with respect to any other schedules attached to or contemplated under this Agreement (the “Other Schedules”), Seller may provide updated Other Schedules to Purchaser from time to time on or before Closing. Purchaser shall be entitled to review and object (but not unreasonably) to any revised Other Schedule. Purchaser’s consent shall be required before any revised or updated Other Schedules shall be incorporated into the Schedules and the Agreement.

6.3	No Negotiation. From the date of this Agreement until the end of 31st August 2004, and then again from the moment in which Purchaser communicates to Seller in writing that Purchaser has obtained Purchaser’s Board Approval, neither the Seller nor any of its Affiliates shall directly or indirectly solicit, encourage or discuss any inquiry, proposal or offer from any person or entity relating to any business combination transaction involving the Seller, the Business or the Assets, including sale of the Seller’s stock, the merger or consolidation of or the sale of the Business or any of the Assets (other than in the ordinary course of business), or participate in any discussions or negotiations relating to any such transaction or consider the merits of any such transaction.

6.4	Board Approvals of Purchaser. If by the close of 19th September 2004 Purchaser neither notifies Seller that it has obtained Purchaser’s Board Approval nor that Purchaser’s board of directors has disapproved of this Agreement within the meaning of Article 5.2, then the condition precedent to Closing consisting in such board approval shall be deemed not to have been fulfilled, and Purchaser shall pay Seller a compensation of EURO five hundred thousand (500,000).

6.5	Board Approvals of Seller. If Purchaser has obtained Purchaser’s Board Approval by the close of 19th September 2004, but Seller has neither notified Purchaser that Seller has obtained all of Seller’s Board Approvals or that Seller has obtained part of Seller’s Board Approvals and that Seller is not required to obtain any remaining Seller’s Board Approvals in accordance with Seller’s and its Affiliates’ organizational documents or under applicable Legal Requirements by the close of 24th September 2004, then the condition precedent to Closing consisting in such board approval shall be deemed not to have been fulfilled, and Seller shall pay to Purchaser a compensation of EURO five hundred thousand (500.000). In the case of the aforementioned sentence the Seller shall be bound the following further covenant: Should Seller sell part or all of the Business (other than sales in the ordinary course of business) to a third party prior to 30th September 2005, then the Seller shall pay to Purchaser the higher of (i) € 1 (one) Million or (ii) the excess amount of the gross proceeds of the sale to the third party over € 28 (twenty eight) million.

6.6	Replacement of Performance Bonds. The Seller or the Subsidiaries have in relation to the Business, provided for certain performance bonds to be issued by several banks, as shown in the Schedule 6.6, which relate to ongoing obligations under the Contracts being transferred to the Purchaser under this Agreement. Purchaser shall use its commercially reasonable efforts (subject to the consent and approval of the customers of the Business) to replace by Closing these performance bonds with similar performance bonds, as required under the respective Contracts being transferred to Purchaser at Closing to which the performance bonds pertain. In the event that Purchaser is unable to obtain the consent of any third party to replace any performance bonds (the “remaining performance bonds”), Seller will continue to maintain the applicable remaining performance bond until the later of (1) six months from the Effective Date and (2) the date on which Purchaser is able to obtain a replacement letter of credit or performance bond. Purchaser shall indemnify and hold Seller harmless for (a) Seller’s out-of-pocket expenses related to maintaining such remaining performance bonds and (b) any draws made by the respective third parties on the remaining performance bonds for reasons or causes which have occurred after the Closing.

6.7	Mutual Cooperation. Each Party shall use its reasonable best efforts and closely cooperate with the other in order to make the Closing Conditions set forth in Articles 5.1, 5.3 through 5.6 happen as quickly as possible in accordance with Art. 7.3.

6.8	Access, Investigation and Further Information. Between the date of this Agreement and the Effective Date, and upon reasonable notices, Seller shall, and shall cause the Subsidiaries to, afford Purchaser and its representatives and agents access upon reasonable notice to the Seller’s and the Subsidiaries’ facilities, personnel, books, records, agents, representatives and Seller shall, and shall cause its Subsidiaries to furnish any information regarding the Business or the Subsidiaries as the Purchaser may request. In addition, Seller shall provide to Purchaser on a monthly basis, Seller’s management reports relating to the Business. On or before August 30, 2004, Seller shall provide to Purchaser the financial statements of RBV and RAG (as defined in the Limited Joinder and Guaranty).

6.9	Defence against Warranty/Product Liability. Any warranty or product liability claim related to products of the Business delivered to third parties prior to Closing will be handled by Purchaser on behalf of the Seller. Any external costs of Purchaser incurred under this Art. 6.9 will be refunded by Seller. Any internal direct costs of Purchaser incurred under this Art. 6.9 (such as material, labor and consumable goods) plus a 15% surcharge shall be refunded by Seller.

ARTICLE 7

Closing

7.1	Closing. The Closing shall take place at the offices of KPMG in Milan, Via Vittor Pisani 25, within five (5) Business Days of receipt by any of the Parties of the notification of the fulfillment or waiver of the conditions precedent under Article 5 or on a date mutually agreed by the Parties, but in no event later than the last day of the month in which the conditions in Article 5 are satisfied. At Closing the Parties shall take the necessary steps to duly and validly effect the transfer to Purchaser of the Assets in the form and manners provided by applicable law provisions.

7.2	Closing Actions. At Closing,

(a)	the Purchaser and Seller shall execute, substantially in the form shown in Schedule 3.6, the Transfer Agreement and such other deeds, certificates, instruments necessary to convey, assign or transfer the Assets and the Assumed Liabilities in accordance with applicable Legal Requirements;

(b)	the Purchaser shall pay to the Seller by irrevocable wire transfer the Provisional Purchase Price set forth in Article 3.3;

(c)	the Seller shall have caused the members of the management boards of ABEX Rail S.A. (“conseil d’administration”) and of Rütgers Rail GmbH (“Geschäftsführung”) as nominated by Purchaser five Business Days before Closing to resign and Seller shall cause the minority shareholders of Abex Rail S.A. to transfer the shares held by them to the persons notified by Purchaser in writing five Business Days prior to Closing to Seller;

(d)	the Seller shall hold on Purchaser’s timely request a shareholders’ meeting at ABEX Rail S.A. in order to change the company name.

(e)	the Seller shall hold a shareholders’ meeting at Rütgers Rail GmbH in order to change the company name in such a way that it shall no longer contain the word “Rütgers”.

(f)	the Seller shall deliver a certificate that (i) Seller’s representations and warranties in this Agreement shall have been accurate in all material respects as of the time of the Closing as if then made, (ii) the covenants and obligations that the Seller is required to perform or to comply with pursuant to this Agreement at or prior to the Closing, shall have been duly performed and complied with in all material respects, and (iii) each consent required under Section 5.5 remained in effect and has not been withdrawn or otherwise terminated since date of the Pre-Closing.

7.3	Additional Information and Documents. Seller and Purchaser shall, on request, on and after the Closing, cooperate with one another by providing any additional information, executing and delivering any additional documents and/or instruments and doing any and all such other things as may be necessary for the Parties or their counsels to consummate or otherwise implement the transactions contemplated by this Agreement.

7.4	Timing and Effectiveness. All of the actions, executions, productions, remittances and deliveries under the above Articles 7.1, 7.2 and 7.3 provided to be taken and made at Closing, shall take place simultaneously, meaning that no action, execution, production, remittance and delivery shall be effective unless all other actions, executions, productions, remittances and deliveries shall be fully and regularly performed.

ARTICLE 8

Representations and Warranties

8.1	Representations and Warranties by Purchaser. Purchaser hereby represents and warrants to Seller as follows, in each case as of the date of this Agreement and as of Closing:

8.1.1	Organization, Qualification and Corporate Power. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, with corporate powers and authority to own properties and to conduct its business as currently conducted.

8.1.2	Power and Authority of Purchaser. Purchaser has taken all required corporate action to enter into this Agreement and to consummate the transactions contemplated herein.

8.1.3	Binding Effect. This Agreement has been duly executed by Purchaser and constitutes the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms. Purchaser is not required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement, except as contemplated by this Agreement.

8.1.4	Financial capability. Purchaser hereby represents and warrants to have adequate and sufficient financial capability to carry out the transaction contemplated herein.

8.2	Representations and Warranties by Seller. Seller hereby represents and warrants to Purchaser as follows, in each case as of the date of this Agreement and as of Closing, provided, however, that representations and warranties which are made as of one of those dates only, or as of a different specific date, shall be true and correct only as of such date:

8.2.1	Organization, Qualification and Corporate Power. Each of Seller and the Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Each of Seller and the Subsidiaries is duly authorized to conduct business and is in good standing under the laws of each jurisdiction in which the nature of its business or the ownership or leasing of its properties requires such qualification.

8.2.2	Power and Authority of Seller. Seller has full power and authority to enter into this Agreement and to consummate the transactions contemplated herein.

8.2.3	Binding Effect; No Conflict. This Agreement has been duly executed by Seller and constitutes the legal, valid and binding obligation of Seller, enforceable in accordance with its terms. The execution, delivery and performance of this Agreement will not (with notice or lapse of time or both) violate, conflict with or result in a breach of (a) Seller’s or the Subsidiary’s organizational documents, (b) any Contract or (c) any Legal Requirement applicable to the Business. Except as set forth in Schedule 8.2.3 none of Seller nor any Affiliate or any of the Subsidiaries is required to give any notice to, make any filing with, or obtain any authorization, consent or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

8.2.4	Assets and Operation of Business.

(a)	Except as set forth in Schedule 8.2.4 (a), the Assets constitute all of the assets, tangible and intangible, of any nature whatsoever, necessary to operate the Business in the manner presently operated by Seller and include all operating assets of the Business. There are no assets or properties used in the operation of the Business and owned by any person or entity (including any Affiliate) other than Seller that will not be transferred, conveyed, leased or licensed to Purchaser at Closing, except for the leased or licensed assets specifically listed on Schedule 8.2.4(b) and those which may be subject to customary title retention agreements listed or arrangements described on Schedule 8.2.4(b), and except for the case of molds owned by customers. The Assets are adequate for the purposes for which such assets are currently used or are held for use, and are in reasonably good repair and operating condition (subject to normal wear and tear and subject to the practice of Seller to not constantly keep in working order machines and molds which are, for a certain period of time, not used) and, to Seller’s Knowledge, there are no facts or conditions affecting the Assets which could, individually or in the aggregate, interfere in any material respect with the use, occupancy or operation of the Assets as currently used, occupied or operated, or their adequacy for such use.

(b)	Except for leased or licensed Assets listed on Schedule 8.2.4(b), Seller owns good and transferable title to all of the Assets free and clear of any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use (other than those arising under administrative and general real estate law), transfer, receipt of income or exercise of any other attribute of ownership (“Encumbrances”), and at the Closing will transfer all of the Assets to the Purchaser free and clear of any Encumbrances.

(c)	All accounts receivable of the Business are listed on Schedule 3.1 (g) as of 30th June 2004 and shall be updated as of the Effective Date, which such Schedule shall include the name of owing party, the amount due, and the date the amount was billed. All accounts receivable of the Business represent or will represent valid obligations arising from sales actually made or services actually performed by Seller or the Subsidiaries in the ordinary course of business. Except as set forth on Schedule 8.2.4(c), there is no contest, claim, defense or right of setoff, other than returns in the ordinary course of business, under any contract with any account debtor of an account receivable relating to the amount or validity of such account receivable. Seller has no Knowledge of any fact or circumstance which would result in the incollectability of any note or account receivable.

(d)	All Inventories of the Business are listed on Schedule 3.1(b) as of the date of 30th June 2004 and shall be updated as of the Effective Date. All Inventories consist of a quality and quantity usable and, with respect to finished goods, saleable, in the ordinary course of business of the

Business, and do not include obsolete or discontinued items. For purposes of the foregoing “obsolete” items shall mean any items that have not moved within the past two years and which are not required to be held under any Contract or Subsidiary Contract. Except for the cases of customary title retention agreements and arrangements listed or described on Schedule 8.2.4(b), neither Seller nor any of the Subsidiary is in possession of any inventory not owned by Seller or such Subsidiary, including goods already sold. The accruals on the Financial Statements and on the Effective Date Balance Sheet relating to any write-down of Inventory was made in accordance with the Accounting Principles, consistent with past practice.

(e)	The Seller and the Subsidiaries have conducted the Business only through the Seller and the Subsidiaries or their Affiliates and no part of the Business has been operated by any entity other than Seller and the Subsidiaries or their Affiliates.

(f)	Schedule 8.2.4(f) sets forth, for each Subsidiary, the number of authorized shares of each class of its capital stock, the number of issued and outstanding shares of each class of capital stock, and its officers, directors or other managers (the “Subsidiary Equity Interests”). Seller owns, and as of Closing shall own all of the issued and outstanding Subsidiary Equity Interests and shall have, good and valid title to the Subsidiary Equity Interests free and clear of any claim, right, encumbrance, pledges, charges, security interests, pre-emptive rights, call rights, other third party rights, assessment or other adverse interest of any kind and nature whatsoever. Neither Subsidiary owns, directly or indirectly, any equity or other ownership interest in any other person or entity, and neither Subsidiary is subject to any obligation or requirement to provide funds to or make any investment in, any other person or entity.

8.2.5	Financial Statements.

(a)	The pro-forma consolidated Financial Statements have been prepared in accordance with Italian Accounting Principles, applied on a basis consistent with the accounting principles used in the preparation of the relevant financial statements for the preceding financial year (unless otherwise disclosed in the notes to such financial statements). The other Financial Statements have been prepared in accordance with applicable national

Accounting Principles, applied on a basis consistent with the accounting principles used in the preparation of the relevant financial statements for the preceding financial year (unless otherwise disclosed in the notes to such financial statements). The pro forma consolidated Financial Statements are true and correct in all material respects, and fairly present the consolidated financial condition and results of operations of the Business as of, and with respect to, the financial year ending on, December 31, 2003. The other Financial Statements are true and correct in all material respects, and fairly present the financial condition and results of operations of the respective companies as of, and with respect to, the financial year ending on, December 31, 2003.

(b)	Neither Seller nor the Subsidiaries have any Liabilities arising out of or related to the Business: except as set forth (A) in Schedule 8.2.5 (b), (B) in the Financial Statements, or (C) which have been incurred in the ordinary course of business since the Reference Date. Except for the Liabilities listed in the foregoing sentence neither Seller nor the Subsidiaries have any Liabilities which will result in a Material Adverse Change.

8.2.6	Product Liability. Except as disclosed under Schedule 8.2.6 hereto, as of the date hereof,

(a)	no product liability claims relating to any products of the Business exceeding Euro 50,000 in the aggregate are pending, or to the Seller’s Knowledge, threatened, against the Seller or its Affiliates and, to Seller’s Knowledge, there is no basis for the same;

(b)	the Business has not received any order from any governmental authority to recall any of the products manufactured and delivered by the Business, and there is no pending or to Seller’s Knowledge, threatened, investigation by any governmental authority relating to any of the products manufactured by the Business; and

(c)	the products manufactured and delivered by the Business during the thirty-six (36) months prior to the date hereof do not have any design or serial defects which may reasonably be expected to result in any claim or order as set forth in paragraphs (a) and (b) above.

8.2.7	Subsequent Events.

(a)	Except as disclosed under Schedule 8.2.7 (a) hereto, since June 30, 2004 until the Effective Date, the Business has been conducted only in the ordinary course of business consistent with past practices.

(b)	Since June 30, 2004 until the Closing, no Material Adverse Change has occurred and no event has occurred or circumstance exists that may result in a Material Adverse Change.

8.2.8	Taxes.

(a)	All Tax Returns required to be filed with any Tax Authority with respect to any Tax Period Before Effective Date by or on behalf of the Business and each Subsidiary were filed when due;

(b)	Neither Seller nor any Subsidiary is involved in any Tax audit or investigation relating to any Tax Period Before Effective Date.

(c)	Seller and each Subsidiary has timely paid all Taxes shown as payable by it on any valid and enforceable Tax assessment notice issued by any Tax Authority or on an Tax Return filed by it with any Tax Authority.

8.2.9	Real Property.

(a)	Seller owns the real property indicated in Schedule 3.1(m) hereto (hereinafter referred to as the “Owned Real Property”).

(b)	There is no real property leased by Seller and Subsidiaries other than in Aachen, Barcelona, Essen, Vierzon and Senlis (the last leased until 30th September 2004) (the “Leased Real Property”), as listed on Schedule 8.2.9(b). The Seller and the Subsidiaries use no other real property in connection with the operation of the Business other than the Owned Real Property and the Leased Real Property.

(c)	Title:

The Owned Real Property is fully owned by RÜTGERS Rail SpA and duly identified at the appropriate Land Registries (“Conservatoria dei Registri Immobiliari”) according to the laws and regulations in force. Except as disclosed under Schedule 3.1(m) hereto, the Owned Real Property is free and clear of any mortgage, pledge, lien, encumbrances, privileges, prejudicial registrations, third parties’ rights, pending claims and liabilities in general, manifest and non-apparent easements, obligations and/or burdens also connected to town-planning and/or building plans, or other security interest. Except as disclosed under Schedule 3.1(m) hereto, there are no outstanding options or rights of first refusal to purchase the Owned Real Property or any interest therein.

(d)	Building Permits and Zoning Procedure:

Seller has applied for and validly obtained any and all material building permits for the existing buildings; to the Seller’s Knowledge, the Real Property has been built, in all respects, in compliance with any such building permits and, as of the date hereof, no such building permits have been challenged and/or no procedure shall have been commenced with the purpose to repeal any building permit.

(e)	Town-planning burdens:

RÜTGERS Rail SpA, has paid and borne any primary or secondary town-planning burdens (“oneri di urbanizzazione primaria e secondaria”), assessed by and, due to the local Municipality and/or other public authorities and/or to the authorities involved in the issuance of the building permits. All said town-planning works affecting Seller have been realized in all material respects, in compliance with all due provisions in force and the building permits concerning such works.

(f)	Certificates:

Except as disclosed under Schedule 8.2.9 (f) hereto, Seller has obtained any and all certificates required by applicable law provisions, as well as any material certificate, approval, consent, license, authorization or permit required by law to opening and running in the Real Property its respective business activities

8.2.10	Litigation

(a)	Except as disclosed under Schedule 8.2.10 (a) hereto, as of the date hereof, none of the Business, the Assets nor the Subsidiaries is subject to any outstanding injunction, judgment, order, decree or ruling issued by any court, arbitrators or other governmental authority (“Order”). Except as set forth in Schedule 8.2.10(a), Seller and each Subsidiary is in compliance with all of the terms and requirements of each Order and no event has occurred or circumstance exists that is reasonably likely to constitute or result in (with or without notice or lapse of time) a violation of or failure to comply with any term or requirement of any Order. Neither the Seller nor any Subsidiary has received any notice regarding any violation of, or failure to comply with, any Order.

(b)	Except as disclosed under Schedule 8.2.10 (b) hereto, as of the date hereof, there is no pending or, to Seller’s Knowledge, threatened Proceeding by or against the Seller or any Subsidiary, that otherwise relates to or may affect the Business or any of the Assets or the Subsidiaries; or that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, any of the transactions contemplated under this Agreement. To Seller’s Knowledge and except as set forth on Schedule 8.2.10(b), no event has occurred or circumstance exists that is reasonably likely to give rise to or serve as a basis for the commencement of any such Proceeding.

(c)	Except as set forth in Schedule 8.2.10(c), the Business is being conducted, and the Subsidiaries are, in full compliance with each Legal Requirement that is applicable to the conduct or operation of the Business, the ownership or use of the Assets or the Subsidiaries. Neither Seller nor any Subsidiary has received any notice from any governmental authority or any other person or entity regarding (A) any violation of, or failure to comply with, any Legal Requirement or (B) any Liability on the part of the Business or the Subsidiaries to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

8.2.11	Insurance. Schedule 8.2.11 hereto lists all insurance policies to which Seller or any Subsidiary is a party or which relate to the Business or the Assets. Such policies are in full force and effect in accordance with their respective terms and will remain in full force and effect until Closing. The Seller and the Subsidiaries have not examined which policies end as a consequence of Closing, and are not liable for the termination of any policy which expires, by its terms, on the consummation of the transactions under this Agreement. Neither the Seller nor the Subsidiaries have done or omitted to do any action which might render such policies or any of them void or voidable. The maximum provided for in each policy covers the entire value of the insured assets and is adequate to the insured risks and liabilities. No claim under any policy of insurance taken out in connection with the Business, or the Assets is outstanding and there are no circumstances likely to give rise to such a claim.

8.2.12	Licenses and Permits. Except as disclosed under Schedule 8.2.12 hereto, each Seller and Subsidiary has

(a)	all licenses, permits, registrations or other governmental authorizations which are required or necessary to the conduct of the Business or the Assets or otherwise applicable to the Subsidiaries;

(b)	all of such licenses, permits, registrations and other governmental authorizations are in full force and effect and shall remain in full force and effect; and

(c)	no violation exists in respect of any such licenses, permits, registrations and other governmental authorizations, and no Proceeding is pending or, to the Seller’s Knowledge, threatened against Seller or any Subsidiary to revoke or limit any such license, permit, registration or other governmental authorization.

8.2.13	Environmental Matters. Except as disclosed under Schedule 8.2.13 hereto, and with respect to the Business or the Assets (or prior conduct of the Business by any Seller Party (for purposes of this Section, the term “Seller Party” includes the Seller, each Subsidiary and any person or entity that was, in whole or in part, a predecessor to the Seller or the Subsidiaries:

(a)	No Seller Party has received notice of actual or threatened Liability under any Environmental Law from any governmental authority or any other person or entity and there are no facts or circumstances that could form the basis for the assertion of any claim against any Seller Party under any applicable Environmental Law.

(b)	No Seller Party has entered into or agreed to enter into, and no Seller Party intends to enter into, any consent decree or Order, and no Seller Party is subject to any Order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental Law.

(c)	No notice, notification, demand, request for information, citation, summons or order for an administrative or judicial proceeding has been received by any Seller Party; and no complaint has been filed, no penalty has been assessed and no Proceeding is pending against or, to the Seller’s Knowledge of the Seller Parties, threatened by any governmental authority or other person or entity against any Seller Party arising out of any Environmental Law.

(d)	No Seller Party is subject to any Liability, incurred or imposed or based upon any provision of any applicable Environmental Law or arising out of any act or omission of any Seller Party, or their employees, agents or representatives or arising out of the ownership, use, control or operation by any Seller Party of any plant, facility, site, area or property (including without limitation, any plant, facility, site, area or property currently or previously owned or leased by any Seller Party or any waste disposal site not owned, leased or operated by a Seller Party) from which Hazardous Materials were Released into the Environment, and there are no facts, events, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such Liability.

(e)	No polychlorinated biphenyls, radioactive material, lead, asbestos-containing material, incinerator, sump, surface impoundment, lagoon, landfill, septic, wastewater treatment or other disposal system or underground storage tank (active or inactive) is or has been present at, on or under any Owned or Leased Real Property or in any Asset or any property now or previously owned, leased or operated by a Seller Party other than in compliance with applicable Legal Requirements.

(f)	No Seller Party has imported, manufactured, stored, used, operated, transported, treated or disposed of any Hazardous Materials, other than in compliance with all applicable Environmental Law.

(g)	There has been no environmental investigation, study, audit, test, review or other analysis conducted, of which any Seller Party has Knowledge, in relation to any Asset or other property or facility now or previously leased by any Seller Party has not been made available to Purchaser.

The following terms shall have the following meanings for purposes of this paragraph:

(i)	“Environment” means any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, and the ambient air.

(ii)	“Environmental Law” means any and all Legal Requirements concerning environmental, health or safety matters (including, but not limited to, the clean-up standards and practices for Hazardous Materials) relating to buildings, equipment, or the Environment.

(iii)	Hazardous Materials” mean any waste, pollutant, contaminant, hazardous substance, toxic, ignitable, reactive or corrosive substance, hazardous waste, special waste, industrial substance, by-product, process intermediate product or waste, petroleum or petroleum-derived substance or waste, chemical liquids or solids, liquid or gaseous products, or any constituent of any such substance.

(iv)	“Release” or “Released” means to spill, leak, pump, pour, emit, empty, discharge, inject, escape, leach, dump or dispose into the Environment.

8.2.14	Employees and Self-Employed Persons. Schedule 8.2.14 hereto contains (a) a list of each employee of the Business and each Subsidiary, (b) each employment and other contractual arrangements in place with each employee or consultant of the Business going beyond the employment letter and (c) any contract or agreement relating to the Business with unions, workers councils and other employee representatives (hereinafter referred to as the “Collective Agreements”).

(a)	Each employee of the Business and each Subsidiary has been and is currently managed in full compliance with all applicable Legal Requirements and all Collective Agreements, and to this regard no Proceedings are pending, or to Seller’s Knowledge, threatened, against Seller or any Subsidiary before any court, arbitrator or public authority as of the date hereof.

(b)	All social security, taxes and other compulsory contributions required to be paid by Sellers, any of its Affiliates or the Subsidiaries with respect to the employees and self-employed persons of the Business have been regularly paid in full by Seller or its Affiliates or the Subsidiaries and any severance indemnity and other indemnities due to the employees of the business by Seller, its Affiliates, or the Subsidiaries in accordance with all applicable Legal Requirements or national applicable Accounting Principles have been set aside in reserve accounts and are properly recorded on the Financial Statements in accordance with national applicable Accounting Principles.

(c)	The value of the aggregate accrued vacation time and pay and accrued bonus pay of the employees of the Seller and the Subsidiaries does not exceed the amounts accrued in the financial statements of the Sellers and the Subsidiaries as of June 30, 2004 and on the Effective Date Balance Sheet. There are no more than 11 employees of the Seller and the Subsidiaries who have been granted individually negotiated bonus schemes as described in the Schedule 8.2.14(c).

(d)	Except as disclosed under Schedule 8.2.14 (d) hereto, no bonus or severance shall become due and payable by the Seller or any Subsidiary to any of their employees and self-employed persons under any Legal Requirement or any agreement listed on Schedule 8.2.14 as a result of this Agreement or the consummation of the transaction contemplated herein or otherwise.

(e)	Except as disclosed under Schedule 8.2.14 (e) hereto or required under applicable Legal Requirements, none of the Seller, the Subsidiaries or its Affiliates has made any pension commitment to any of the current or former employees of the Business or the Subsidiaries.

(f)	Seller and its Subsidiaries (and each of Seller’s Affiliates and predecessors) have made any and all contributions required to be made by them to any applicable workers compensation or other funds, including without limitation, the Italian National Institute for Insurance Against Incidents on Work.

(g)	To Seller’s Knowledge, none of the employees of the Business or the Subsidiaries has declared his or her intention to terminate employment with the Business in connection with the consummation of the transactions contemplated under this Agreement.

(h)	Neither Seller nor the Subsidiaries have engaged any consultants or other individuals to provide services to the Business who should have been classified or treated as an employee in any way under any applicable Legal Requirement.

(i)	No person can claim that he or she is an employee of Seller or the Subsidiaries, except for those employees listed on Schedule 8.2.14.

8.2.15	Labor Relations. Except as set forth in Schedule 8.2.15 hereto, as of the date hereof no allegation, charge or complaint of age, disability, sex or race discrimination or similar charge has been made or threatened in writing against the Seller or any Subsidiary.

Upon execution of this Agreement, the Seller and the Subsidiaries, notified each labor union required to be notified under any applicable Legal Requirement and shall meet with such labor unions as required under applicable Legal Requirements. As of the Closing Date, the Seller shall have fully complied with the procedure provided under Section 47 of Law 428/1990.

8.2.16	Intellectual Property Rights, Software. The Seller and each Subsidiary owns or are licensed to use all patents, patent applications, trademarks, trademark applications, tradenames, tradename applications, know-how, trade secrets, technologies, and other intellectual property or proprietary rights and all computer software (including data bases and related documentation) (hereinafter collectively referred to as the “IP Rights”) which are listed in Schedule 8.2.16 hereto. The IP Rights listed on Schedule 8.2.16 are owned or licensed by Seller and the Subsidiaries are in full force and effect and constitute all of the IP Rights necessary to conduct the Business as it is currently being conducted. To Seller’s Knowledge no entity is interfering with or infringing, and no entity has misappropriated any IP Rights owned by Seller or the Subsidiaries. None of the IP Rights owned by Seller or the Subsidiaries infringes upon, is in misappropriation of or otherwise conflicts with any patent, patent application, trademark, trademark application, copyright, trade secret or other intellectual property right of any third party, and, to Seller’s Knowledge, none of the IP Rights licensed by Seller or the Subsidiaries infringes upon, is in misappropriation of or otherwise conflicts with any patent, patent application, trademark, trademark application, copyright, trade secret or other intellectual property right of any third party. Except as set forth in Schedule 8.2.16, no consent or approval of any third party is required in connection of the transfer of the IP Rights to Purchaser hereunder.

8.2.17	Contract; No Defaults. Schedule 3.1 lists each Contract to which the Seller is a party and which relates to the Business. Each Contract listed in Schedule 3.1(e) is in full force and effect and is valid and enforceable in accordance with its terms. Except for the Contracts listed on Schedules 3.1(e) there are no other agreements, contracts, commitments or other instruments which are material to the Business or the Subsidiaries. Except as set forth on Schedule 8.2.17, Seller and each Subsidiary has at all times been in compliance with all applicable terms and requirements of each Contract. No event has occurred or circumstance exists that (with or without notice or lapse of time) may contravene, conflict with or result in a breach of, or give the Seller or any Subsidiary or other person or entity the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or payment under, or to cancel, terminate or modify, any Contract. No event has occurred or circumstance exists under any Contract that (with or without notice or lapse of time) would cause the creation of any Encumbrance, on the Assets.

8.2.18

(a)	Except for the performance bonds listed in Schedule 6.6 and except for the indebtedness of Seller to Deutsche Bank (which is not being assumed by Purchaser) which is guaranteed by RÜTGERS AG, none of the obligations or liabilities of the Business or of Seller or the Subsidiaries incurred in connection with the operation of the Business is guaranteed by or subject to a similar contingent obligation of any other entity (including any Affiliate), and there are no outstanding letters of credit, surety bonds or similar instruments of Seller, or any of Seller’s Affiliates in connection with the Business or the Assets. The Subsidiaries do not have any indebtedness (except as set forth on Schedule 6.6) have not agreed to guarantee any obligation of other person (including any Affiliates of Seller).

(b)	Schedule 8.2.18(b) sets forth the names of the material customers each of Seller’s (and the Subsidiaries’) friction and interior business during the six month period ended 30th June 2004 and the twelve-month period ended 31st December 2003. The amount for which each such customer was invoiced during such period shall be provided in accordance with Section 6.2. Neither Seller nor any of the Subsidiaries has received any notice or has any reason to believe that any significant customer of the Business has any intention to no longer be a customer of the Seller or its Subsidiaries taking into account the specific characteristics of the railway business, including for the reason in each case after the consummation of the transactions contemplated hereby. To the Seller’s Knowledge, no customer of the Business has otherwise threatened to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated this Agreement.

8.2.19	[INTENTIONALLY DELETED.]

8.2.20	Neither Seller nor any Subsidiary has any knowledge of any fact that has specific application to the Business (other than general economic or industry conditions) and that may result in a Material Adverse Change that has not been set forth in this Agreement.

8.2.21	The Subsidiaries have not produced, distributed or sold any asbestos containing materials nor have they assumed, voluntarily or otherwise, any Liability for asbestos containing materials from any predecessor company or other third party.

ARTICLE 9

Damages for the Breach of Seller’s Representations & Warranties,

and certain other Obligations of the Seller

9.1	Seller shall indemnify and hold harmless Purchaser against and from any and all costs, losses, damage, Liabilities and expenses including reasonable professional fees and out-of-pocket costs of investigation, litigation, settlement, judgement and interests (hereinafter collectively referred to as the “Losses”) incurred or suffered by Purchaser arising from or by reason of (i) any breach of any representation or warranty of Seller contained in this Agreement, (ii) any breach of any covenant of Seller contained in this Agreement, (iii) any Excluded Liability, and (iv) from or by reason of any use, on or prior to the Effective Date, of asbestos by the Business, Seller or the Subsidiaries or their respective Affiliates or predecessors (including without limitation, products liability claims and premises liability claims made by any persons).

9.2	The Extent and Limits of Seller’s Liability.

9.2.1	General Principles on the Extent and Limits.

(a)	No Losses shall give rise to any Liability of Seller if the Purchaser has not given the Seller first the opportunity to remedy the breach within a reasonable period of time (which shall be, in any event, no more than 20 Business Days) after such breach was notified to Seller by Purchaser as set forth by this Agreement.

(b)	The Sellers shall not be liable for lost profits incurred by the Purchaser.

(c)	The Sellers’ liability will be subject to the limitations under Section 1227 of the Italian Civil Code.

(d)	The Purchaser’s right to indemnity shall in no way be limited by (i) any inspection, survey, audit and access to books and records of the Business which the Purchaser may directly or through its consultants have conducted through Closing; or (ii) the knowledge that the Purchaser may have as of Closing of the existence of facts, events, omission or documents which may be in breach of the Seller’s representations and warranties or in any event give rise to the Seller’s indemnification commitment.

9.2.2	Extent and Limits of the Amount of Seller’s Liability.

(a)	Seller shall only be liable to Purchaser for any Losses if the aggregate amount of the Losses exceeds the sum of Euro Two Hundred Fifty Thousand (250,000 Euro). In the event that the aggregate Losses equal or exceed such amount, then Purchaser shall be entitled to recover the full amount of such Losses, including the first 250,000 Euro. Any single Loss or series of related Losses which do not exceed the amount of Euro 15,000 (Fifteen thousand Euro) shall be disregarded for the calculation of the aggregate amount of Euro 250,000 basket. The foregoing limitations shall not apply to (a) any Losses under Art. 9.1(iv), and no Losses under Art. 9.1 (iv) shall be included in the calculation of the Euro 250,000 basket and (b) any Losses arising out of or related to any Retained Liabilities.

(b)	The maximum amount of Seller’s aggregate liability for Losses is limited to (i) a cap of EURO fifteen million (€ 15,000,000) for any Losses within the meaning of Section 9.1 (iv) and Art. 8.2.21 and (ii) an independent cap of EURO six million (€ 6,000,000) for any other Losses under Article 9.1. The foregoing limitations shall not apply to any Losses arising out of or relating to Retained Liabilities.

(c)	Any amount(s) due by Seller pursuant to the preceding provisions shall be reduced by any payment actually received by Purchaser from a third party, including any insurance company under any applicable insurance policies, in relation to the subject matter of the relevant claim.

9.2.3	Extent and Limits of the Seller’s Liability in Time. Seller’s representations and warranties under this Agreement (other than representations and warranties set forth in Section 8.2.6 (relating to Product Liability), Section 8.2.8 (relating to Tax matters), Section 8.2.13 (relating to Environmental matters), Section 8.2.14 (Employees and Self-Employed Persons) and Section 8.2.15 (Labor Relations), shall survive for a period of twenty-four (24) months after Closing. The representations and warranties made by Seller in Sections 8.2.6, 8.2.8, 8.2.13, 8.2.14 and 8.2.15 shall survive for a period of five years after Closing. The representations, warranties and covenants relating to asbestos shall survive for 15 years after Closing. Purchaser shall be deemed to have complied with the respective limitation period, if a written notice according to Art. 9.3 (a) has been served within such term.

9.3	Handling of Third Party Claims. If any event occurs which might give rise to Seller’s liability under paragraph 9.1 or under any other provision of this Agreement, the following provisions shall apply:

(a)	Within thirty (30) days from the date on which Purchaser has actual knowledge of a claim for which indemnification may be sought, or, in case of any claim, action, suit or proceeding asserted or initiated against Purchaser by a third party (hereinafter referred to as a “Third Party Claim”), within any shorter term required to enable Seller to participate in the relevant defense within the applicable period available for an appeal or other legal remedy, Purchaser shall give written notice to Seller of such claims providing all reasonable information and documentation relating thereto and shall specify all amounts the payment of which is requested by Purchaser in connection therewith.

(b)	Seller shall have the right to participate in the defense against Third Party Claims at its own costs. Purchaser undertakes to keep Seller fully and timely informed of all aspects of the proceedings regarding the Third Party Claims, and to timely inform Seller of and let Seller participate in all hearings that may be held in such proceedings and in all meetings that may be held with the third party or their advisers.

(c)	As an alternative to a mere participation in the defense according to Article 9.3 (b), Seller has the right to decide to control the defense of any Third Party Claim, designating one or more attorney(s) of its choice, in which case the Purchaser undertakes to grant such attorney(s) necessary powers; provided, however, that (i) the Seller’s attorney(s) shall be reasonably satisfactory to Purchaser and the (ii) the Purchaser shall have the right to participate in such defense at its own cost and expense.

(d)	If the Seller decides to control the defense of a Third Party Claim pursuant to Article 9.3 (c), (i) such decision will conclusively establish for purposes of this Agreement that the claims made in that Third Party Claim are within the scope of and subject to indemnification unless (A) there is no finding or admission of any violation of Legal Requirement or any violation of the rights of any person or entity, or (B) the sole relief provided is monetary damages that are paid in full by the Seller; and (C) the Purchaser shall have no liability with respect to any compromise or settlement of such Third-Party Claims. No compromise or settlement of such Third Party Claims may be effected by the Sellers without the Purchaser’s prior written consent, if such compromise or settlement could adversely affect the ongoing operations of the Business.

(e)	If notice is given to the Seller of the assertion of any Third-Party Claim and the Seller does not, within thirty (30) days after the Purchaser’s notice is given, give notice to the Purchaser of its decision (if any) to control the defense of such Third-Party Claim according to Article 9.3 (c), the Seller keep its right to participate in the defense according to Article 9.3 (b) but will be bound by any determination made in such Third-Party Claim or any compromise or settlement effected by the Purchaser.

(f)	If Seller decides to control the defence, Purchaser shall grant Seller and its representatives access to all relevant books and records and the premises and employees of the Purchaser, to the extent reasonably deemed necessary or appropriate by Seller in connection with the defense and upon reasonable notice to the Purchaser. In the case of any Third Party Claims relating to any environmental matters, this shall include Seller’s right to investigate the premises (including the taking of soil samples or other similar samples). Irrespective of whether Seller has decided to control the defence according to Article 9.3 (c) or merely participate in the defense according to Article 9.3 (b) or has made no such decision yet, Purchaser shall regularly inform Seller about the status of the matter and promptly notify Seller of all material correspondence or other actions or developments in connection with the Third Party Claim.

(g)	All costs and expenses incurred by Seller in defending the Third Party Claim shall be borne by Seller.

(h)	With respect to Taxes, the following shall apply: if, after Closing, any Tax Authority informs Purchaser of a proposed audit, assessment, dispute or other circumstance relating to any Tax with respect to which Seller may incur any liability under this Agreement, Purchaser shall notify in writing Seller of such matter. Purchaser’s notice shall be given within ten (10) days after Purchaser has received the relevant information from the Tax Authority, or at any earlier date if required to enable Seller to participate in any Tax audit or to review the relevant Tax assessment within the applicable period available for an appeal or other legal remedy. If Purchaser has reason to believe that a payment is to be made by Seller pursuant to any provision hereof, such notice shall state the amount of any Tax that has to be paid by Purchaser and must be accompanied by evidence reasonably necessary to determine the fact, amount and payment by Purchaser of such Tax. Purchaser agrees (i) to give Seller the opportunity to participate in any audits, disputes, administrative, judicial or other proceedings related to any Tax for any Tax period prior to the Effective Date, (ii) to comply with any instructions given by Seller in relation to the conducting of such proceedings, and (iii) to challenge and litigate any Tax assessment or other decision of any Tax Authority related to such Tax. In all other respects, the preceding paragraphs of this Article 9.3 shall apply to the defence against any Tax assessment or Tax related proceedings.

(i)	The failure by Purchaser to comply with any of the obligations under this Article 9.3 shall release Seller from its indemnification obligation hereunder, unless such failure by Purchaser did not have any impact on the Losses claimed by Purchaser.

9.4	No Other Remedies.

The rights and remedies set forth in this Article 9 and those that may be set forth elsewhere in this Agreement shall be in lieu of any other right or remedy, including termination of this Agreement, to the benefit of Purchaser arising under any applicable law in connection with this Agreement or as a result of (i) any breach of the representations and warranties, (ii) any breach of a covenant or other obligation of Seller contained in this Agreement or (iii) for any other reason.

ARTICLE 10

Covenants by Seller and Purchaser

10.1	Non-Competition. For a period of five (5) years from Closing, Seller will not, and Seller will cause its Affiliates not to, anywhere in Europe (including the United Kingdom) or the United States:

10.1.1	participate, acquire, establish, incorporate or in any way own interests in excess of 5% of any privately held entity or 10 % for any publicly listed company (either in the position of entrepreneur, shareholder, quotaholder, associated, investor, partner and or other similar position) in any entity or activity or business, whether industrial or commercial, which is or may be in competition with the Business;

10.1.2	solicit the employment or services of individuals who have been managers, employees of the Business before Closing with the exception of Dr. Bertrand Falque and with the exception of managers and employees who have received notice of, or have been offered by the Purchaser, termination of their employment or who have applied for employment on their own initiative (without any involvement by Seller) or in response to a general advertisement; or

10.1.3	solicit the business of any person or entity that is a customer of the Business (if such solicitation is in competition with the Business) or cause any customer or supplier of the Business to cease doing business with the Business.

10.1.4	Seller agrees that in the event that Seller or any of its Affiliates breaches any provision under Section 10.1, Purchaser shall be entitled to liquidated damages of Euro 1 million to compensate Purchaser for such harm (unless Seller can show that the actual harm is lower than EURO 1 million), together with additional monetary damages and any other remedy available under any applicable Legal Requirement. Purchaser agrees that it shall not be entitled to such liquidated damages until such time that Purchaser has notified Seller in writing of any violation of Section 10.1 and Seller fails to cure such violation within 30 days after the date of such notice.

10.2	Taxes.

10.2.1	Responsibility for Taxes. The Parties understand and agree that the Seller shall be liable for all Taxes arising out of the ownership and operation of the Assets prior to the Closing. The Parties further understand and agree that the Purchaser shall be liable for all Taxes arising out of the ownership and operation of the Assets after the Closing. The indemnification obligation of Seller with respect to the Subsidiaries as set forth in this Section 10.2.1 shall be reduced by any amount accrued with respect to the Subsidiaries in the Effective Date Balance Sheet. This does not apply to each other Party’s corporate income taxes and VAT.

10.2.2	Tax Clearance. Seller undertakes to request a certificate from the competent tax authority on pending tax proceedings and unpaid tax debts (if any) relating to the Business in accordance with art. 14 of Law Decree n° 472/1997. Seller undertakes to immediately provide Purchaser with a copy of its request and of any answers it will receive from the tax authority.

10.2.3	Tax refunds. With regard to the taxes split according to Section 10.2.1 Purchaser shall pay to Seller the amount of any Tax refund relating to any Tax Period Before Effective Date (except to the extent such refund claim is shown as an asset in the Effective Date Balance Sheet), and Seller shall pay to Purchaser the amount of any Tax refund relating to the Tax period after the Effective Date. Each Party shall notify the other in writing of the receipt of any Tax refund. Any amount payable pursuant to this paragraph shall be due and payable within five (5) Business Days after the Tax refund has been received by the relevant Party. If any Party fails to comply with such obligations, interest at a rate of 6% per annum shall become due and payable on the relevant amounts, without prejudice to any other claims of Seller arising from such breach.

10.3	Use of the Name and Trademark “RÜTGERS”. Purchaser shall have the right to use to for a period of six (6) months after the Effective Date the trademark “RÜTGERS” in connection with the ongoing operation of the Business. As of the day six month after the Effective Date, Purchaser shall be obliged to refrain from using the trademark “RÜTGERS” within the Business, except for the use of the trademark “RÜTGERS” on technical drawings which have been prepared for specific projects, in which case such use of the trademark “RÜTGERS” may be continued until the end of the project. Purchaser hereby undertakes to hold Seller harmless and indemnified against any liability arising from Purchaser’s misuse, abuse or unlawful use of the name “RÜTGERS” and of the trademark “RÜTGERS” and/or any other violation of this Article 10.3.

10.4	After the Closing Date, Purchaser will afford to Seller and RÜTGERS AG and their representatives reasonable access at normal business hours, upon reasonable advance notice, to accounting, financial and other records (and allow them to make copies thereof at their cost), as well as to other information, management, employees and auditors of the Business or the Subsidiaries to the extent necessary for the RÜTGERS Group (or the group of any direct or indirect shareholder of RÜTGERS AG) in connection with the Effective Date Consolidated Balance Sheet or any audit, investigation, dispute or litigation or any other reasonable business purpose. Unless otherwise instructed by Seller, Purchaser shall keep for no extra consideration, and procure that the Subsidiaries will keep for no extra consideration, all books and records relating to any period prior to the Closing Date in accordance with and during the periods required under applicable Legal Requirements. Purchaser shall give Seller reasonable notice prior to transferring, discarding or destroying any books or records of the Sold Business or the Subsidiaries and, if Seller so requests, deliver at Seller’s cost such books or records to Seller. Seller shall afford Purchaser and its representatives reasonable access at normal business hours, upon reasonable advance notice, any records retained by Seller or its Affiliates relating to the Business or the Subsidiaries. Unless otherwise instructed by Purchaser, Seller shall keep for no extra consideration, all books and records relating to the Business and the Subsidiaries in accordance with and during any period required under applicable Legal Requirements. Seller shall give Purchaser reasonable notice prior to transferring, discarding or destroying any books or records of the Business or the Subsidiaries retained by Seller and if Purchaser so requests, delivery at Purchaser’s cost, such books and records.

ARTICLE 11

Miscellaneous

11.1	Entire Agreement. This Agreement, the Schedules and enclosures annexed hereto, and the documents executed and delivered pursuant hereto, constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

11.2	Severability. Should any provision, or provisions, of this Agreement for any reason be, or become, invalid or not capable of performance, in whole or in part, then the validity of the remaining provisions of this Agreement shall not be affected thereby. The same applies if this Agreement should fail to provide for any relevant matter. In lieu of the invalid or inoperable provision, or in order to provide for an omitted provision, this Agreement shall be applied in a reasonable manner, which, so far as legally permissible, comes as close as possible to the application of what the Parties intended or would have intended, according to the spirit and purpose of this Agreement, had they considered the matter.

11.3	Assignment. This Agreement may not be assigned by operation of law or otherwise, except for the right of the Seller to assign this Agreement to RÜTGERS AG or any Affiliate or controlling companies.

11.4	Amendments. No amendments to this Agreement shall be valid and binding unless agreed in writing by the Parties or approved in writing by the Party against which such amendment should be enforced.

11.5	Notices and Other Communications. All notifications, notices, demands or requests provided for or permitted to be given pursuant to this Agreement must be in writing. All notices, demands and requests shall be deemed to have been properly served if given by personal delivery, or if transmitted by facsimile, or if delivered to Federal Express or other reputable overnight carrier for next business day delivery, charges billed to or prepaid by shipper, or if sent by air mail, proper postage prepaid, addressed as follows:

If to Seller:

RÜTGERS AG

Rellinghauser Strasse 3

D - 45128 Essen

Germany

Attention of: Management Board

Facsimile No.: 0049 (201) 177-2103

If to Purchaser:

Westinghouse Air Brake Technologies Corporation

1001 Air Brake Avenue

Wilmerding, PA 15148

Attention of: Alvaro Garcia-Tunon/Legal Department

Facsimile No.:001 (412) 825-1333

with a copy to:

Reed Smith LLP

435 6th Avenue

Pittsburgh, PA 15219

Attn: David L. DeNinno

Facsimile No.: 001 (412) 288-3063

Each notice, demand or request shall be effective upon personal delivery, or upon confirmation of receipt of the applicable facsimile or 1 (one) business day after delivery to a reputable overnight carrier in accordance with the foregoing, or upon arrival at the recipient’s address if sent by air mail in accordance with the foregoing. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall not adversely impact the effectiveness of any such notice, demand or request. Service by personal delivery upon Purchaser shall be valid only if delivered personally to an officer of Purchaser.

Any addressee may change its address for notices hereunder by giving written notice in accordance with this Article.

11.6	Counterparts. This Agreement may be executed in any number of counterparts, and each counterpart shall constitute an original instrument, but all such separate counterparts shall constitute one and the same agreement.

11.7	Schedules and Enclosures. The schedules and enclosures referred to herein, and attached to this Agreement, are incorporated herein by such reference as if fully set forth in the text hereof.

11.8	Interpretation. The masculine, feminine or neuter pronouns used herein shall be interpreted without regard to gender, and the use of the singular or plural shall be deemed to include the other whenever the context so requires. The headings in this Agreement are inserted for convenience of reference only and shall not be a part of or control or affect the meaning of this Agreement. Unless otherwise expressly stated herein, all references herein to articles and paragraphs are to articles and paragraphs in this Agreement and all references herein to Schedules and Exhibits are to Schedules and Exhibits to this Agreement. Where, in this Agreement, a Party “shall cause” some other person or entity to give or do something, or to refrain from doing something, such Party shall be deemed to have made a promise within the meaning of Article 1381 of the Italian Civil Code.

11.9	Costs. Unless otherwise provided in this Agreement, each party hereof shall bear the costs and expenses of its own legal counsel, advisors and consultants retained in connection with the negotiations of this Agreement and the consummation of the transactions contemplated hereby. Stamp duty, registration, transfer, sales, use, cadastral and mortgage tax, or other taxes applicable to, imposed upon or arising as a result of the purchase and sale of the Business pursuant to this Agreement, as well as any notary fees, shall be borne by Purchaser.

11.10	Governing Law; Consent to Jurisdiction and Arbitration.

(a)	This Agreement shall be governed and controlled by the laws of Italy, including, for the avoidance of doubt, Art. 1229 of the Italian Civil Code.

(b)	Except for disputes arising under Section 3.4 relating to accounting matters, all disputes arising under, relating to, or in connection with this Agreement shall be finally settled under the Rules of the International Chamber of Commerce by three arbitrators appointed in accordance with said Rules, who shall be knowledgeable in Italian Law. The proceedings shall be held in the English language. The seat of the arbitration shall be London, United Kingdom. The arbitrators shall decide the amount of the prevailing party’s attorney’s fees and disbursements, and such costs of the prevailing party shall be borne by the defeated party in proportion to the allocation of the final award by the arbitrators.

(SIGNATURES ON THE FOLLOWING PAGE)

SELLER:

RÜTGERS RAIL S.p.A.

By:	/s/ Dr. Thomas Altenbach
Dr. Thomas Altenbach Member of the Board

By:	/s/ Dr. Bertrand Falque
Dr. Bertrand Falque President of the Board

PURCHASER:

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION

By:	/s/ Anthony J. Carpani
Anthony J. Carpani
Vice President, Group Executive, Friction